Exhibit 12.1

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS – Unaudited

(Dollars in Millions)

	Three Months Ended March 31		Year Ended December 31
	2007	2006	2006	2005	2004	2003	2002
Portion of rentals representing interest	$29	$15	$75	$62	$57	$63	$66
Capitalized interest, including discontinued operations	53	32	152	83	48	41	16
Other interest and fixed charges, including discontinued operations	21	50	147	240	279	270	316
Total fixed charges (A)	$103	$97	$374	$385	$384	$374	$398
Earnings-pretax income with applicable adjustments (B)	$1,370	$1,483	$9,014	$4,557	$2,905	$2,421	$1,446
Ratio of (B) to (A)	13.30	15.29	24.10	11.84	7.57	6.47	3.63